

Sonny Tahiliani

Head of Capital Investment, North America (Venture Capital, Real Assets)

Greater New York City Area

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Department for
International Trade (DIT)

University of Alberta

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500+ connections

Aviation Machine Learning Product Engineer '97 → Aviation Entrepreneur/CXO '02 → Buy-Side Sr. Investment Analyst '09 → MD VC / Investment, Board & Operating Roles

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Experience

Head of Capital Investment (Venture Capital, Real Assets), North America, British Consulate-General
Department for International Trade (DIT)
2017 – Present · 1 yr
New York, New York
U.S. Investment (Venture Capital, Institutional) → UK: Early Stage Tech. & Real Assets
→ Manage a team across New York City, San Francisco, Toronto, Houston
→ Engage with VCs/CVCs, entrepreneurs & start-up ecosystem for deal flow.
→ Engage with sophisticated institutional (asset managers, pension funds, endowments, et al..), HNWI investors and high level UK gov't figures.

BCG-NY DIT

Member Board Of Directors
VirZOOM Inc.
2015 – Present · 3 yrs
Virtual Reality, VirZOOM named one of Fast Company's World's Most Innovative Companies 2018 in the Wellness category with Peloton, MindBody, Hilton Worldwide, Well+Good, Under Armour, SoulCycle, Pure Barre, Equinox, and Tough Mudder

VZ Fast Company.PNG

Managing Director (Angel Group/VC) Early Stage Tech
iTulip Investment Group
2013 – 2017 · 4 yrs
Greater New York City Area
→ Venture Capital (debt/equity), Early Stage Technology Co's deal flow/selection, Operating & Board Roles, Advisory/Mentoring, Portfolio Management / metrics / performance

→ TruTouch Technologies, Investor, Board, Committees Lead (Public Private Partner... See more

BMO Global Asset Management U.S.

Buy-Side Sr. Investment Analyst
BMO Global Asset Management U.S.
2009 – 2014 · 5 yrs
Greater New York City Area
→ Senior buy-side investment analyst to legendary global portfolio strategist Don Coxe & team for seven value/long BMO multi-asset funds - investment due diligence, portfolio management, benchmarking, fundraising, idea generation, predictive industry forecasting / disruption, macro trend analysis. Interact with C-level private & public company executives during diligence

5th Annual Invest like a Legend

TechSoft (Embedded Avionics Software Solutions)

Aviation Entrepreneur / Co-CEO & Co-Founder
TechSoft (Embedded Avionics Software Solutions)
2002 – 2009 · 7 yrs
New York, NY
→ Embedded Software avionics products across various hardware platforms, large aerospace companies as customers
→ Managed eight employees & thirty-five contractors
→ Acquired by APS, Inc.

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Education

University of Alberta

University of Alberta
B.Sc. in Electrical Engineering

Embry-Riddle Aeronauti

Embry-Riddle Aeronautical University
B.Sc. in Aerospace Engineering

California State University - Dominguez Hills

California State University-Dominguez Hills
Masters of Arts in Humanities, (Economic & Political History)

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Volunteer Experience

Aravind Eye Foundation (New York, NY)

Strategic Planning Committee
Aravind Eye Foundation (New York, NY)
Health

https://www.youtube.com/watch?v=Wfsrg7aait8

https://www.youtube.com/watch?v=MA5Dzlf7JEE

As of 2012, Aravind has treated nearly 32 million patients and performed 4 million surgeries, the majority of them being cheap or free making it the world's largest and most productive eye-





care service group. The model of Aravind Eye Care hospitals has been applauded and has become a subject for numerous case studies across the world. The Aravind Eye Foundation was founded in 2000 to support the Aravind Eye Care System (est. 1976) in its mission to eliminate needless blindness and spread Aravind's sustainable model of high-quality, patient-centric healthcare throughout the world.

Clearly.world (Start-up Semifinal Judge)

Volunteer

Clearly.world (Start-up Semifinal Judge)

Health

Judge (Int'l Start-up contest with hundreds of entries)

2.5 billion people worldwide suffer from vision problems which can be corrected, if they had access to care. 285 million+ suffer from very serious vision loss due severe refractory problems, cataracts & glaucoma. This translates to $3 trillion in annual global GDP loss. Clearly is a worldwide start-up contest seeking innovative ideas & scalable solutions help the 2.5 billion people worldwide with vision problems left uncorrected. Clearly believes that a world where everybody could see would be a better, fairer, more productive, happier world. Vision problems affect developing countries more than any other disability— impeding the ability to get an education, support families and to build a better life.

New Eyes for the Needy

Volunteer

New Eyes for the Needy

Health

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